Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,

	2005		2004		2005		2004

Earnings:
Income before income taxes	$114.0		$70.9		$161.2		$94.9
Adjustments:
Minority interest in losses of consolidated subsidiaries	—		—		—		—
Undistributed (income) loss of less than 50% owned investments	—		—		—		—
Distributions from less than 50% owned investments	—		—		—		—
Fixed charges	29.4		29.3		58.9		58.1

Earnings	$143.4		$100.2		$220.1		$153.0

Fixed charges, including preferred accretion:
Interest expense, including debt discount amortization	$23.8		$23.4		$47.4		$45.9
Accretion of redeemable convertible preferred stock	—		—		—		—
Amortization of debt issuance costs	0.8		1.3		1.7		2.7
Portion of rental expense representative of interest factor (assumed to be 33%)	4.8		4.6		9.8		9.5

Fixed charges	$29.4		$29.3		$58.9		$58.1

Ratio of earnings to fixed charges	4.9	x	3.4	x	3.7	x	2.6	x

Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—